Thomas J. Rotert, Esq.
                618 Loma Avenue
              Long Beach, CA 90814
                (562) 881-6455


June 4, 2002


Securities and Exchange Commission
450 Fifth Avenue N.W.
Washington, D.C. 20549


RE: MGCC Investment Strategies, Inc.


Please be advised that I have reached the following conclusions regarding the above referenced offering:

1. MGCC Investment Strategies, Inc. (the "Company") is a duly and legally organized and existing Nevada state corporation, with its registered office located in Carson
City, Nevada, and its principal place of business located in Las Vegas, Nevada. The Articles of Incorporation and corporate registration fees were submitted to the Nevada
Secretary of State's office and filed with the office on June 8, 2000. The Company's existence and form is valid and legal pursuant to the representation above.

2. The Company is a fully and duly incorporated Nevada corporate entity. The Company has one class of Common voting Stock at this time and one class of Preferred non-voting Stock. Neither the Articles of Incorporation, the By Laws (with amendments thereto), nor subsequent resolutions, change the non-assessment characteristics of the Company's common shares of Stock.

3. The Common Stock previously issued by the Company is in legal form and in compliance with the laws of the State of Nevada, and when such stock was issued, it was fully paid for and non-assessable. No Preferred Stock has been previously issued. The Common Stock to be sold under this Form SB-2 Registration Statement is likewise legal under the laws of the State of Nevada.

4. To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company. There are no actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement. I know of no disputes involving the Company and the Company has no claim, actions or

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inquiries from any federal, state or other governmental
agency, other than as set forth in the registration statement. I know of no claims against the Company at this time, other than as set forth in the registration statement.

5. The Company's outstanding shares are all Common Shares.
There are no liquidation preference rights held by any of the shareholders upon voluntary or involuntary liquidation of the Company.

6.The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director of officer may be entitled as a matter of law.

7. By director's resolution, the Company has authorized the issuance of up to 1,000,000 shares of Common Stock. The
Company's Articles of Incorporation presently provide the authority to the Company to issue 40,000,000 shares of Common Stock, $0.0001 par value. Therefore, a Board of
Director's resolution which authorized the issuance for sale of up to 1,000,000 shares of Common Stock would be within the authority of the Company's directors and the shares, when issued, would be validly issued, fully paid, and non-assessable.


Respectfully,

/s/ Thomas J. Rotert, Esq.
----------------------------
By Thomas J. Rotert, Esq.

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